S03/4/03 XY



SECUR[...]MMISSION
03054230

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SEC FILE NUMBER
8 - 48144

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

IAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

.PB Financial Group, Inc.
-ormerly Known as The Abernathy Technology Research Institute, Inc.)
.DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

0 Exchange Place
(No. and Street)

lew York (City) New York (State) 10005 (Zip Code)

IAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

:d Coyle (212) 293-3410
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 15 2003
THOMSON FINANCIAL

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

łothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH, D.C.
165

:HECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

:EC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays*

BB 4/11

OATH OR AFFIRMATION

, Ed Coyle , swear (or affirm) that, to the
ɪest of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ʌPB Financial Group, Inc. (Formerly Known as The Abernathy Technology Research Institute, Inc.) , as of
December 31 ,2 02 , are true and correct. I further swear (or affirm) that neither the company
ɪor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
ɩ customer, except as follows:



Signature

President

Title



Notary Public

MICHAEL PAGANUSSI
REG. NO. 01PA5004362
COMMISSION EXP. 11 / 16 / 06
BRONX COUNTY, NY

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APB FINANCIAL GROUP, INC.
(Formerly Known as The Abernathy Technology
Research Institute, Inc.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

APB FINANCIAL GROUP, INC.
(Formerly Known as The Abernathy Technology Research Institute, Inc.)

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
APB Financial Group, Inc.
(Formerly known as The Abernathy Technology Research Institute, Inc.)

We have audited the accompanying statement of financial condition of APB Financial Group, Inc. (formerly known as The Abernathy Technology Research Institute, Inc.) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of APB Financial Group, Inc. (formerly known as The Abernathy Technology Research Institute, Inc.) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
January 29, 2003

APB FINANCIAL GROUP, INC.
(Formerly Known as The Abernathy Technology Research Institute, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	445,154
Receivable from clearing broker		56,642
Securities owned, at market		364,305
Equipment and leasehold improvements, net		86,263
Other assets		60,177
	$	1,012,541
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	126,000
Commissions payable		94,832
Due to affiliates		16,491
Total liabilities		237,323
Stockholder's equity		
Common stock, no par value, 30,000 shares authorized, 10,500 shares issued and outstanding		10,500
Additional paid-in capital		542,001
Retained earnings		222,717
Total stockholder's equity		775,218
	$	1,012,541

See accompanying notes to financial statements.

1. Nature of business

APB Financial Group, Inc. (formerly known as The Abernathy Technology Research Institute, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations are primarily comprised of securities transactions executed on an agency basis.

2. Summary of significant accounting policies

Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Lives	Principal Method
Equipment	5 Years	Straight-line
Leasehold improvements	10 Years	Term of lease

Commissions and Customer Interest Rebates

Commissions earned from customer securities transactions and the related commission expense is recognized on a settlement date basis, which does not differ materially from the trade date basis. Customer interest rebates received from the clearing broker are recognized as earned.

Securities Owned

Securities owned are recorded at market value. Unrealized gains and losses are currently reflected in revenue.

Income Taxes

The Company is not liable for federal and state income taxes, as the stockholder has elected to treat the Company as an "S" Corporation for income tax purposes. However, the Company is liable for city income taxes. As such, the Company's stockholder is generally liable for taxes on corporate income and receives the benefit from corporate losses.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a minimum clearing deposit of $100,000 of which approximately $43,000 is included in securities owned and approximately $57,000 in cash and cash equivalents.

4. Securities owned

Details of securities owned at December 31, 2002 are as follows:

	Securities Owned
Mutual funds (municipal obligations)	$ 43,280
Equity securities	8,625
Corporate bonds (convertible)	312,400
	$ 364,305

5. Equipment and leasehold improvements

Details of equipment and leasehold improvements as of December 31, 2002 are as follows:

Office equipment	$ 246,197
Furniture and fixtures	33,314
Leasehold improvements	31,543
	311,054
Less accumulated depreciation and amortization	224,791
	$ 86,263

6. Net capital requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was $569,494, which was $469,494 in excess of its minimum requirement of $100,000.

The Company has a minimum net capital requirement of $250,000 according to an agreement with its clearing broker.

7. Related party transactions

The Company is one of several affiliated companies that are commonly controlled. A portion of the commissions earned by the Company (approximately $2,729,000) was from investment entities sponsored by affiliates of the Company. During 2002, the Company elected to rebate a portion of the commissions earned from such investment entities amounting to $491,653 of which $16,490 is payable by the Company at December 31, 2002. Additionally, a significant portion of the commissions is paid to the stockholders and officers of the Company based on commissions earned. Certain expenses are paid by the Company on behalf of entities that are managed by an affiliate.

An affiliate of the Company has entered into a ten and one half of year non-cancelable lease for office space, which expires November 30, 2006. The current annual rental under such lease is approximately $93,750. The Company utilizes a portion of this space and, during 2002, bore 100% of the affiliate's annual rental under such lease.

The future minimum annual rental commitments under the terms of the lease, as of December 31, 2002, are as follows:

Year ending December 31,		
2003	$	97,917
2004		103,750
2005		103,750
2006		95,104
	$	400,521

8. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In addition, the receivable from clearing broker is pursuant to this clearance agreement.

9. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Employee benefit plan

An affiliate of the Company has established a 401(k) and profit sharing plan. The plan covers substantially all employees of the Company and provides those employees who are eligible to participate with retirement benefits. Employees are permitted to contribute between 1% and 15% of their annual compensation, subject to certain limitations and restrictions. The Company may make discretionary profit sharing contributions to the plan during 2001. For the year ended December 31, 2002, the Company elected not to make a profit sharing contribution.

12. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.